Vantiv, Inc.
January 17, 2017
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Jennifer Thompson

Re:	Vantiv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated December 9, 2016
File No. 001-35462

Dear Ms. Thompson:

Vantiv, Inc., a Delaware corporation (“Vantiv,” “we,” “our” or the “Company”), is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 9, 2017, with respect to Vantiv’s Form 10-Q filed with the Commission on July 28, 2016 for the fiscal quarter ended June 30, 2016 (SEC File No. 1-35462).

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Adjustments, page 33 of June 30, 2016 Form 10-Q

1.
We note your response to comment 1. We note from your response that some of the costs you include in your non-GAAP adjustment “Transition, acquisition and integration costs” appear to include certain incurred cash costs which may be recurring in nature. Based on your response a significant component of the “Acquisition costs” portion of the adjustment relates to external costs to litigate matters of the acquired entity that existed prior to acquisition. We note that litigation is generally inherently uncertain and thus it appears that these costs could vary significantly from period to period and that the timing of resolution of such matters would likely be uncertain. In order to provide more clarity to your investors and enhance your disclosure about this non-GAAP adjustment, in future filings if these litigation costs become material, please disclose the nature and amounts of the various component costs included in the “Transition, acquisition and integration costs” line item of your non-GAAP measure reconciliation including the litigation costs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, if the external costs to litigate matters of an acquired entity that existed prior to acquisition become material, the Company will disclose the nature and amounts of those litigation costs included in the “Transition, acquisition and integration costs” line item of the Company’s non-GAAP measure reconciliation.

******

Jennifer Thompson
Securities and Exchange Commission
January 17, 2017

Should you have any questions, please contact the undersigned at (513) 900-5401.

Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Nelson F. Greene, Esq., Chief Legal and Corporate Services Officer, Vantiv, Inc.
Stephanie L. Ferris, Chief Financial Officer, Vantiv, Inc.